Celsion Corporation

997 Lenox Dr., Suite 100

Lawrenceville, New Jersey 08648

July 27, 2015

VIA EDGAR
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:          Celsion Corporation
Registration Statement on Form S-3
Filed July 10, 2015
(File No. 333-205608)

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Celsion Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-205608) be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time, on July 30, 2015, or as soon thereafter as practicable.

In connection with such request, the Registrant hereby acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
July 27, 2015

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Sam Zucker of Sidley Austin LLP, counsel to the Registrant, at (650) 565-7111.

Very truly yours,

Celsion Corporation

By:	/s/ Jeffrey W. Church
Jeffrey W. Church
Senior Vice President and Chief Financial Officer

cc:	Michael H. Tardugno, President and Chief Executive Officer, Celsion Corporation Sam Zucker, Sidley Austin LLP